                                                                    EXHIBIT 99.1



CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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NOTICE OF CHANGES IN DIRECTOR/DEPUTY CHAIRMAN'S INTERESTS
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
NAME OF DIRECTOR:                                            James A Norling

DATE OF NOTICE TO COMPANY:                                   16/03/2002

DATE OF CHANGE OF INTEREST:                                  14/03/2002

NAME OF REGISTERED HOLDER:                                   James A Norling

CIRCUMSTANCE GIVING RISE TO THE CHANGE:                      Open market purchase


SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                                 20,000
% OF ISSUED SHARE CAPITAL:                                   0.0014

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING                  US$27.304 per ADS*
BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

NO. OF SHARES HELD BEFORE CHANGE:                            0
% OF ISSUED SHARE CAPITAL:                                   0

NO. OF SHARES HELD AFTER CHANGE:                             20,000
% OF ISSUED SHARE CAPITAL:                                   0.0014

HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                                DEEMED          DIRECT
                                                                ------          ------
NO. OF SHARES HELD BEFORE CHANGE:                                 0                  0
% OF ISSUED SHARE CAPITAL:                                        0                  0

NO. OF SHARES HELD AFTER CHANGE:                                  0             20,000
% OF ISSUED SHARE CAPITAL:                                        0             0.0014

TOTAL SHARES:                                                     0             20,000

* One ADS represents 10 ordinary shares of S$0.26 each in the capital of Chartered Semiconductor Manufacturing Ltd.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 18/03/2002 to the SGX